Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

MakeMyTrip Limited

(Name of Issuer)

Ordinary Shares, par value US$0.0005 per share

(Title of Class of Securities)

V5633W109

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. V5633W109	13G	Page 1 of 6

1	Names of Reporting Persons Travogue Electronic Travel LLP (formerly Travogue Electronic Travel Private Limited)
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization India
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 2,771,547
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,771,547
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,771,547
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of a Class Represented by Amount in Row 9 4.7%
12	Type of Reporting Person PN

CUSIP No. V5633W109	13G	Page 2 of 6

1	Names of Reporting Persons Deep Kalra
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization India
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,168,331
	6	Shared Voting Power 2,771,547
	7	Sole Dispositive Power 1,168,331
	8	Shared Dispositive Power 2,771,547
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,939,878
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of a Class Represented by Amount in Row 9 6.6%
12	Type of Reporting Person IN

CUSIP No. V5633W109	13G	Page 3 of 6

ITEM 1. (a)	Name of Issuer:

MakeMyTrip Limited (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

19th Floor, Building No. 5

DLF Cyber City

Gurgaon, 122002, India

ITEM 2. (a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Travogue Electronic Travel LLP (formerly Travogue Electronic Travel

Private Limited) (“Travogue”)

Deep Kalra

(b)	Address or Principal Business Office:

The address of Travogue is C 210, Second Floor, Sarvodaya Enclave, New Delhi, 110 017, India. The address of Mr. Deep Kalra is J-6/11A, DLF Phase 2, Gurgaon, 122002, India.

(c)	Citizenship of each Reporting Person is:

Each of the Reporting Persons is a citizen of the Republic of India.

(d)	Title of Class of Securities:

Ordinary Shares, $0.0005 par value per share (“Ordinary Shares”).

(e)	CUSIP Number:

V5633W109

ITEM 3.

Not applicable.

CUSIP No. V5633W109	13G	Page 4 of 6

ITEM 4.	Ownership.

The ownership information presented below represents beneficial ownership of Ordinary Shares of the Issuer as of February 12, 2018, based on 58,945,393 Ordinary Shares outstanding as of January 31, 2018.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Travogue Electronic Travel LLP(1)	2,771,547	4.7%	0	2,771,547	0	2,771,547
Deep Kalra(2)	3,939,878	6.6%	1,168,331	2,771,547	1,168,331	2,771,547

(1)	Travogue is the record holder of 2,771,547 Ordinary Shares.
(2)	3,939,878 ordinary shares shown above as beneficially owned by Mr. Deep Kalra also includes 2,771,547 ordinary shares held by Travogue. Mr. Deep Kalra held a majority of the partnership interests in Travogue as of December 31, 2017 and, accordingly, may be deemed to share beneficial ownership of the 2,771,547 Ordinary Shares held of record by Travogue. Mr. Kalra also beneficially owns 1,168,331 Ordinary Shares in his individual capacity, which includes (i) 635,803 Ordinary Shares that he has the right to acquire within 60 days upon exercise of Restricted Stock Units issued under MakeMyTrip 2010 Share Incentive Plan and (ii) 5,478 Ordinary Shares held by Mr. Kalra’s spouse.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. V5633W109	13G	Page 5 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 13, 2018

Travogue Electronic Travel LLP

By:	/s/ Deep Kalra
Name:	Deep Kalra
Title:	Designated Partner

Deep Kalra

By:	/s/ Deep Kalra
Name:	Deep Kalra

CUSIP No. V5633W109	13G	Page 6 of 6

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement (incorporated by reference to Exhibit A to the Schedule 13G filed by the Reporting Persons on February 14, 2011).